UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*


                     Bonneville Pacific Corporation
 __________________________________________________________________
                             (Name of Issuer)

                              Common Stock
 __________________________________________________________________
                      (Title of Class of Securities)

                               098904 20 4
                        ________________________
                              (CUSIP Number)


                            November 30, 1998
          _______________________________________________________
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]      Rule 13d-1(b)

          [ ]      Rule 13d-1(c)

          [ ]      Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098904204
Schedule 13G

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Halcyon/Alan B. Slifka Management Company, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a)  [  ]           (b)  [ x ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE VOTING POWER:
6   SHARED VOTING POWER       210,314
7   SOLE DISPOSITIVE POWER
8   SHARED DISPOSITIVE POWER  210,314

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     210,314

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ x ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     2.9%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IA

                     Page 2 of 13 Pages

CUSIP No.098904204
Schedule 13G

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Halcyon Offshore Management Company
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a)  [  ]           (b)  [x]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE VOTING POWER:
6   SHARED VOTING POWER       19,109
7   SOLE DISPOSITIVE POWER
8   SHARED DISPOSITIVE POWER  19,109

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     19,109

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ x ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     0%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IA

                     Page 3 of 13 Pages

CUSIP No. 098904204
Schedule 13G

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Alan B. Skifka
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a)  [  ]           (b)  [x]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE VOTING POWER:
6   SHARED VOTING POWER       229,405
7   SOLE DISPOSITIVE POWER
8   SHARED DISPOSITIVE POWER  229,405

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     229,405

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [x]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     3.16%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     HC; IN

                     Page 4 of 13 Pages

CUSIP No. 098904204
Schedule 13G

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Alan B. Slifka & Company, Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a)  [  ]           (b)  [ x ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York State

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE VOTING POWER:
6   SHARED VOTING POWER       210,314
7   SOLE DISPOSITIVE POWER
8   SHARED DISPOSITIVE POWER  210,314

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     210,314

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ x ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     2.9%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     HC; CO

                     Page 5 of 13 Pages

                                               Page 6 of 13 Pages

Item 1(a).     Name of Issuer

          Bonneville Pacific Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices

          50 West 300 South, Suite 300
          Salt Lake City, Utah  84104


Item 2 (a).    Name of Person Filing

          Alan B. Slifka and Company, Limited ("ABS & Co.") is

the parent holding company of "Halcyon" and Alan B. Slifka is the control person of Offshore and of ABS & Co.


Item 2(b).     Address of Principal Business Office or, if none,
               Residence

          477 Madison Avenue
          New York, NY  10022


Item 2(c).     Citizenship

          The Filing Persons' citizenship or place of

organization is set forth on their respective cover pages and incorporated herein by reference.


Item 2(d).     Title of Class of Securities

          Common Stock

Item 2(e).     CUSIP Number

          098904 20 4

                                               Page 7 of 13 Pages


Item 3.        If this statement is filed pursuant to  240.13d-

1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [  ]   Broker of dealer registered under section 15
                 of the Act (15 U.S.C. 78o);

     (b)  [  ]   Bank as defined in section 3(a)(6) of the Act
                 (15 U.S.C. 78c);

     (c)  [  ]   Insurance company as defined in section
                 3(a)(19) of the Act (15 U.S.C. 78c);

     (d)  [  ]   Investment company registered under section 8
                 of the Investment Company Act of 1940 (15 U.S.C.
                 80a-8);

     (e)  [x]    An investment adviser in accordance with
                 240.13d-1(b)(1)(ii)(E);

     (f)  [  ]   An employee benefit plan or endowment fund in
                 accordance with 240.13d-1(b)(1)(ii)(F);

     (g)  [x]    A parent holding company or control person in
                 accordance with 240.13d-1(b)(1)(ii)(G);

     (h)  [  ]   A savings association as defined in Section
                 3(b) of the Federal Deposit Insurance Act
                 (12 U.S.C. 1813);

     (i)  [  ]   A church plan that is excluded from the definition
                 of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [  ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                                               Page 8 of 13 Pages

Item 4.        Ownership.

          (a)  The Filing Persons beneficially own the number of

shares reflected on their cover pages which are incorporated herein by reference.  To the extent that the Filing Persons and the persons (the "BPRIP Reporting Persons") that filed a Schedule

13G on November 8, 1998 reporting beneficial ownership of 937,563 common shares of the issuer (the "BPRIP Schedule 13G") may be deemed to be members of a "group," within the meaning of SEC Rule

13d-5, the Filing Persons may be deemed to beneficially own the shares reported as beneficially owned by the BPRIP Reporting

Persons on the BPRIP Schedule 13G; as such, the Filing Persons may be deemed to beneficially own 1,166,970 shares.  The Filing

Persons, who are filing this Schedule 13G pursuant to Rule 13d-

1(k)(2), disclaim beneficial ownership of the shares reported as beneficially owned by the BPRIP Reporting Persons on the BPRIP

Schedule 13G.  There is no arrangement or understanding for the voting of the shares between the Filing Persons and the BPRIP

Reporting Persons.  Except to the extent that the BPRIP

Reporting Persons have a right of first refusal on the shares beneficially owned by the Filing Persons, in the event the Filing

Persons determine to dispose of their shares, there is no

arrangement or understanding between the Filing Persons and the

BPRIP Reporting Persons regarding the disposition of the shares.

The Filing Persons and the BPRIP Reporting Persons, during the course of the issuer's Chapter 11 proceedings, agreed to act together to acquire specified bankruptcy claims, in the

expectation that such claims would be settled in shares of the issuer's common stock in the bankruptcy proceedings.  The time for acquiring bankruptcy claims has elapsed and there is no

arrangement or understanding between the Filing Persons and the

BPRIP Reporting Persons regarding acquisitions of the issuer's

Common Stock.

          (b)  Percent of class:

               The filing persons beneficial ownership on

a percentage basis is reflected on their cover pages and is

incorporated by reference herein.

                                               Page 9 of 13 Pages



          (c)   The shares for which these filing persons have

voting and dispositive powers are set forth on the cover pages and are incorporated herein by reference.


Item 5.        Ownership of Five Percent or Less of a Class.

          If  this  statement is being filed to report  the  fact

that as of the date hereof the reporting person has ceased to  be the  beneficial owner of more than five percent of the  class  or securities, check the following [ ].

          Not Applicable.



Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

          The advisees of Management and Offshore have a right

to receive distributions on and the proceeds of sale of the

shares beneficially owned by the Filing Persons.  The BPRIP

Reporting Persons may have a right to receive a portion of the proceeds of sale of shares beneficially owned by the Filing

Persons, depending on whether the Filing Persons sell shares at a price in excess of the price paid for the purchase of the

predecessor bankruptcy claims, under a formula for determining such prices.

                                              Page 10 of 13 Pages

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.

          Not Applicable.



Item 8. Identification and Classification of Members of the Group.

          Not Applicable.



Item 9.        Notice of Dissolution of Group.

          Not Applicable.



Item 10.  Certification.

          By signing below I certify that, to the best of my

          knowledge and belief, the securities referred to above

          were acquired and are held in the ordinary course of

          business and were not acquired and are not held for the

          purpose of or with the effect of changing or

          influencing the control of the issuer of the securities

          and were not acquired and are not held in connection

          with or as a participant in any transaction having that

          purpose or effect.

                                              Page 11 of 13 Pages



                            SIGNATURE





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.



                              Halcyon/Alan B. Slifka Management
                              Company, LLC


                              By Alan B. Slifka & Company, Ltd.

                              /s/ James H. Schropp
                              _________________________________
                              By:  James H. Schropp, pursuant to
                              power of attorney previously
                              filed as exhibit to Schedule 13D
                              on Chicago Dock and Canal
                              Trust filed on December 17, 1996


                              Alan B. Slifka

                              /s/ James H. Schropp
                              __________________________________
                              By:  James H. Schropp, pursuant to
                              power of attorney previously filed
                              as exhibit to Schedule 13D
                              on Chicago Dock and Canal
                              Trust filed on December 17, 1996

      The  original statement shall be signed by each  person  on

whose   behalf   the  statement  is  filed  or   his   authorized

representative.  If the statement is signed on behalf of a person by  his authorized representative other than an executive officer or  general  partner  of  the  filing  person,  evidence  of  the representative's authority to sign on behalf of such person shall be  filed with the statement, provided, however, that a power  of attorney  for this purpose is already on file with the Commission may be incorporated by reference.  The name and any title of each person  who signs the statement shall be typed or printed beneath his signature.

                                              Page 12 of 13 Pages

                     JOINT FILING AGREEMENT



     In accordance with Rule 13d-1(k) promulgated under the

Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of beneficial interest, no par value $1.00 per share, of Bonneville Pacific

Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this

Agreement to file on its behalf any and all amendments to such

Statement.



                              HALCYON/ALAN B. SLIFKA MANAGEMENT
                              COMPANY LLC


                              By:  ALAN B. SLIFKA AND COMPANY, LIMITED

                              By:  /s/ James H. Schropp

                              __________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact

Dated:  December 10, 1998

                              ALAN B. SLIFKA

                              By:  /s/ James H. Schropp

                              __________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact

Dated:  December 10, 1998

                                              Page 13 of 13 Pages

NOTE:   Schedules  filed in paper format shall include  a  signed

original and five copies of the schedule, including all exhibits.

See 240.13d-7 for other parties for whom copies are to be sent.



      Attention:  Intentional misstatements or omissions of  fact constitute Federal criminal violations (See 18 U.S.C. 1001)